Exhibit 99.1

Certificate of Final Completion Received for Engineering, Procurement, and Construction Agreement with Fiera Real Estate

Toronto, Ontario, July 8, 2026 — PowerBank Corporation (NASDAQ: PBK) (Cboe CA: PBK) (FSE: 103) (“PowerBank” or the “Company”), a leader in independent energy development and asset ownership in North America, is pleased to announce it has received the certificate of final completion for the 1.45 MW DC rooftop solar project located in Calgary, Alberta (the “Project”), completed under an Engineering, Procurement, and Construction Agreement (“EPC”) for Fiera Real Estate Investments Limited (“Fiera Real Estate”).

In December of 2025, the Company announced that the Project reached commercial operation. It has been selling power to the grid under Alberta’s Small Scale Generation program.

As the demand for power across Canada continues to rise, PowerBank’s experience delivering EPC services across multiple provinces positions the Company to support that growth. In Alberta specifically, the Alberta Electric System Operator has reported more than 20,000 MW of data center load requests seeking to connect to the provincial grid, compared to Alberta’s current peak demand of approximately 12,000 MW, and has confirmed that only about 1,200 MW of large new load can be reliably accommodated in the near term without additional generation or system upgrades1. With 100 MW of completed projects, PowerBank’s track record executing solar and energy storage projects across Alberta, Ontario and other Canadian and U.S. markets provides the cross-jurisdictional development, permitting and construction expertise the Company believes will be needed to help meet this growing demand for power.

Notes

[1]: Alberta Electric System Operator, “Update on Data Centres,” September 2025, as cited in Gowling WLG, “Powering the cloud: How Alberta is reshaping its electricity system for data centres,” January 2026.

About PowerBank Corporation

PowerBank Corporation is a vertically integrated and independent North American energy company helping to power the digital economy. The Company develops, builds, owns, and operates solar and battery energy storage systems that deliver reliable and resilient power to the electricity grid, commercial and industrial clients, and municipal and residential off-takers. As AI and digital infrastructure drive unprecedented electricity demand, PowerBank is uniquely positioned to deliver the speed, scale, and energy independence that the next generation of power consumers requires, without waiting years for permitting and grid interconnection. The Company has a potential development pipeline of over one gigawatt and has developed energy projects with a combined capacity of over 100 megawatts built. To learn more about PowerBank, please visit www.powerbankcorp.com.

FORWARD-LOOKING STATEMENTS

This news release contains forward-looking statements and forward-looking information within the meaning of Canadian securities legislation (collectively, “forward-looking statements”) that relate to the Company’s current expectations and views of future events. Any statements that express, or involve discussions as to, expectations, beliefs, plans, objectives, assumptions or future events or performance (often, but not always, through the use of words or phrases such as “will likely result”, “are expected to”, “expects”, “will continue”, “is anticipated”, “anticipates”, “believes”, “estimated”, “intends”, “plans”, “forecast”, ”projection”, “strategy”, “objective” and “outlook”) are not historical facts and may be forward-looking statements and may involve estimates, assumptions and uncertainties which could cause actual results or outcomes to differ materially from those expressed in such forward-looking statements. In particular and without limitation, this news release contains forward-looking statements pertaining to the Company’s expectations regarding its industry trends and overall market growth; and the size of the Company’s development pipeline. No assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this news release should not be unduly relied upon. These statements speak only as of the date of this news release.

Forward-looking statements are based on certain assumptions and analyses made by the Company in light of the experience and perception of historical trends, current conditions and expected future developments and other factors it believes are appropriate, and are subject to risks and uncertainties. In making the forward looking statements included in this news release, the Company has made various material assumptions, including but not limited to: obtaining the necessary regulatory approvals; that regulatory requirements will be maintained; execution of definitive agreements for suitable solar or BESS sites; that power is available to be sufficient to support a modular data center; general business and economic conditions; the Company’s ability to successfully execute its plans and intentions; the availability of financing on reasonable terms; the Company’s ability to attract and retain skilled staff; market competition; the products and services offered by the Company’s competitors; that the Company’s current good relationships with its service providers and other third parties will be maintained; and government subsidies and funding for renewable energy will continue as currently contemplated. Although the Company believes that the assumptions underlying these statements are reasonable, they may prove to be incorrect, and the Company cannot assure that actual results will be consistent with these forward-looking statements. Given these risks, uncertainties and assumptions, investors should not place undue reliance on these forward-looking statements.

Whether actual results, performance or achievements will conform to the Company’s expectations and predictions is subject to a number of known and unknown risks, uncertainties, assumptions and other factors, including those listed under “Forward-Looking Statements” and “Risk Factors” in the Company’s most recently completed Annual Information Form, and other public filings of the Company, which include: the Company may be adversely affected by volatile solar power market and industry conditions; failure to execute definitive agreements for suitable solar or BESS sites; power availability may not be sufficient to support a modular data center; the execution of the Company’s growth strategy depends upon the continued availability of third-party financing arrangements; the Company’s future success depends partly on its ability to expand the pipeline of its energy business in several key markets; governments may revise, reduce or eliminate incentives and policy support schemes for solar and battery storage power; general global economic conditions may have an adverse impact on our operating performance and results of operations; the Company’s project development and construction activities may not be successful; developing and operating solar Project exposes the Company to various risks; the Company faces a number of risks involving Power Purchase Agreements (“PPAs”) and project-level financing arrangements; any changes to the laws, regulations and policies that the Company is subject to may present technical, regulatory and economic barriers to the purchase and use of solar power; the markets in which the Company competes are highly competitive and evolving quickly; an anti-circumvention investigation could adversely affect the Company by potentially raising the prices of key supplies for the construction of solar power projects; foreign exchange rate fluctuations; a change in the Company’s effective tax rate can have a significant adverse impact on its business; seasonal variations in demand linked to construction cycles and weather conditions may influence the Company’s results of operations; the Company may be unable to generate sufficient cash flows or have access to external financing; the Company may incur substantial additional indebtedness in the future; the Company is subject to risks from supply chain issues; risks related to inflation and tariffs; unexpected warranty expenses that may not be adequately covered by the Company’s insurance policies; if the Company is unable to attract and retain key personnel, it may not be able to compete effectively in the renewable energy market; there are a limited number of purchasers of utility-scale quantities of electricity; compliance with environmental laws and regulations can be expensive; corporate responsibility may adversely impose additional costs; the future impact of any global pandemic on the Company is unknown at this time; the Company has limited insurance coverage; the Company will be reliant on information technology systems and may be subject to damaging cyberattacks; the Company may become subject to litigation; there is no guarantee on how the Company will use its available funds; the Company will continue to sell securities for cash to fund operations, capital expansion, mergers and acquisitions that will dilute the current shareholders; and future dilution as a result of financings.

The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by law. New factors emerge from time to time, and it is not possible for the Company to predict all of them, or assess the impact of each such factor or the extent to which any factor, or combination of factors, may cause results to differ materially from those contained in any forward-looking statement. Any forward-looking statements contained in this news release are expressly qualified in their entirety by this cautionary statement.

For further information, please contact:

PowerBank Corporation

Tracy Zheng

Email: ir@powerbankcorp.com

Phone: 289.439.4718

Source: PowerBank Corporation